Exhibit 99.1

Jeffs’ Brands: KeepZone Announces the Expansion of Scanary Distribution Agreement to Include Exclusive Rights for Stadiums in Israel

KeepZone will complete the first installment payment of $200,000 under the Scanary distribution agreement by December 11, 2025

Tel Aviv, Israel, Dec. 10, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that its wholly owned subsidiary, KeepZone AI Inc., (“KeepZone”), will make the first installment payment of $200,000 to Scanary Ltd. (“Scanary”) pursuant to the previously announced distribution agreement (the “Agreement”) between KeepZone and Scanary, by December 11, 2025.

This initial payment is the first instalment of the $1 million consideration payable under the Agreement and underscores the strong momentum in the strategic partnership between KeepZone and Scanary.

Following the entry into the Agreement, Scanary and KeepZone entered into an amendment to the Agreement, pursuant to which Scanary granted KeepZone an exclusive right to market and sell Scanary’s AI-radar screening systems to stadium operators in Israel, for use within such stadiums. Such exclusivity is effective for an initial six-month period and will automatically extend for an additional six months if KeepZone completes at least one sale to a stadium operator in Israel during the initial exclusivity period. This new exclusivity is in addition to the existing exclusive rights previously granted under the Agreement in Canada, Germany, and the United Arab Emirates, and further positions KeepZone to capitalize on high-demand venues where Scanary’s technology – capable of screening up to 25,000 people per hour in open spaces without requiring them to stop – delivers seamless, frictionless threat detection.

“We are thrilled to announce the expansion of our strategic partnership with Scanary,” said Alon Dayan, chief Executive Officer of KeepZone. “We believe that the addition of exclusive rights in Israeli stadiums demonstrates the trust we have built in a very short time and opens new opportunities for deploying this revolutionary technology in one of the most relevant markets for advanced security solutions.”

The Company believes this development strengthens its position and creates additional pathways for growth in the homeland security sector.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing its belief that the initial payment will be made by December 11, 2025 and that it underscores the strong momentum in the partnership between KeepZone and Scanary; its belief that the expansion into the Israeli market will open new opportunities for deploying Scanary’s technologies in other relevant markets; the potential performance, adoption and market impact of Scanary’s technologies; the Company’s ability to capitalize on opportunities in the homeland security market; and its expectations regarding the impact of the expansion of the Agreement on future partnerships, distribution activities, expansion into new territories, and related revenue potential. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com